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                             June 21, 2022

       Yong Hu
       Chief Executive Officer
       Jianzhi Education Technology Group Co Ltd
       27/F, Tower A, Yingdu Building, Zhichun Road
       Haidian District, Beijing 100086
       People   s Republic of China

                                                        Re: Jianzhi Education
Technology Group Co Ltd
                                                            Amendment No. 10 to
Registration Statement on Form F-1
                                                            Filed June 7, 2022
                                                            File No. 333-257865

       Dear Mr. Hu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 10 to Registration Statement on Form F-1 Filed June 7,
2022

       The VIEs and China Operations, page 3

   1. We note your disclosure in this section and throughout the prospectus that you have relied upon the advice and
opinion of counsel, Commerce & Finance Law Offices (your counsel as to PRC law), with
respect to your conclusions regarding having the required
                                                        permissions and
approvals to operate your business and to offer securities to investors.
                                                        Please file a consent
of counsel related to these opinions and references. In this regard, we note that Exhibit
99.2 does not contain opinions covering these matters nor an explicit consent
regarding these opinions and references in the prospectus.
 Yong Hu
FirstName  LastNameYong   Hu Group Co Ltd
Jianzhi Education Technology
Comapany
June       NameJianzhi Education Technology Group Co Ltd
     21, 2022
June 21,
Page 2 2022 Page 2
FirstName LastName
2. Please refer to the fourth paragraph. We note your disclosure that your PRC subsidiaries and the VIEs have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of the company and the VIEs in the PRC. The disclosure here should not be qualified by materiality. Please revise accordingly.
       Please contact Taylor Beech at 202-551-4515 or Donald Field at 202-551-3680 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:      Steve Lin, Esq.